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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                           -------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2001


                              CERAGON NETWORKS LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X       Form 40-F
                                   ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes              No  X
                                     ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----






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                                  EXHIBIT INDEX



Exhibit Description

Press Release: Ceragon Networks Announces World's First High-Frequency Gigabit Ethernet System







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                                    SIGNATURE


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CERAGON NETWORKS LTD.


Date: February 16, 2001                  By /s/  Shraga Katz
                                            ----------------------
                                              Name:  Shraga Katz
                                              Title: President and Chief
                                                     Executive Officer